UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Navigator Holdings Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y62132108

(CUSIP Number)

Naviera Ultranav Limitada

Attention: Francisco Larrain

Av. El Bosque Norte 500 P. 20 7550092

Las Condes, Santiago, Chile

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62132108
1.	NAME OF REPORTING PERSON Naviera Ultranav Limitada
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒[1]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

1            Excludes shares of common stock that are held directly by Ultranav International S.A. and Ultranav Denmark ApS.

CUSIP No. Y62132108
1.	NAME OF REPORTING PERSON Naviera Ultranav Dos Limitada
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,202,671[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,202,671[1]
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,202,671[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

1          Naviera Ultranav Dos Limitada is the holder of 100% of the shares of the Sellers (as defined below) and therefore it is the ultimate beneficial owner of Common Shares (as defined below) issued to the Sellers in connection with the actions described in Item 3.

2          This percentage is calculated based on 77,165,429 outstanding shares of common stock of Navigator Holdings Ltd., as confirmed by the American Stock Transfer & Trust Company, Navigator’s transfer agent, on June 13, 2022.

CUSIP No. Y62132108
1.	NAME OF REPORTING PERSON Ultranav International S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,672,604
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,672,604
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,672,604
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒[3]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

3   Excludes shares of common stock that are held directly by Ultranav Denmark ApS.

CUSIP No. Y62132108
1.	NAME OF REPORTING PERSON Ultranav Denmark ApS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 530,067
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 530,067
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,067
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒[5]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

5 Excludes shares of common stock that are held directly by Ultranav International S.A.

EXPLANATORY NOTE

This Amendment No. 1 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on August 16, 2021 with the U.S. Securities and Exchange Commission by (i) Naviera Ultranav Limitada, a limited liability company incorporated under the laws of Chile (“Ultranav”), (ii) Ultranav International S.A., a corporation incorporated under the laws of the Republic of Panama (“Seller A”) and (iii) Ultranav Denmark ApS, a private limited company organized under the laws of Denmark (“Seller B”, and together with Seller A, the “Sellers”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

(a-c) This Schedule 13D is filed on behalf of (i) Ultranav, (ii) Naviera Ultranav Dos Limitada, a limited liability company incorporated under the laws of Chile (“Ultranav Dos, ” and collectively with Ultranav and the Sellers, the “Reporting Persons”), (iii) Seller A and (iv) Seller B. The principal business of the Reporting Persons is providing maritime transportation services. The registered address of Ultranav is at Av. El Bosque Norte 500 P. 20 Las Condes, Santiago, Chile 7550092. The registered address of Ultranav Dos is at Av. El Bosque Norte 500 P. 20 Las Condes, Santiago, Chile 7550092. The registered address of Seller A is at Microjacket number 66420, Roll 5321, Frame 117 as of January 29, 1981, Republic of Panama. The registered address of Seller B is at Smakkedalen 6, 2820 Gentofte, Denmark.

Set forth in Schedule A to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons which is incorporated herein by reference.

Ultranav Dos is the holder of 100% of the shares of the Sellers.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 15, 2022, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which such Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Section 13d-1(k)(1) under the Securities Exchange Act of 1934.

(d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ultranav is organized under the laws of Chile. Ultranav Dos is organized under the laws of Chile. Seller A is organized under the laws of Republic of Panama. Seller B is organized under the laws of Denmark.

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following after the last paragraph:

Effective November 30, 2021, Ultranav was demerged under Chilean law into Ultranav and Ultranav Dos pursuant to a Modificación de Sociedad (Company Modification) executed by public deed, (the “Public Deed”) dated November 30, 2021 and granted before Álvaro Gonzales Salinas, Notary Public of Santiago, under Repertory Number 55,120-2021, by and between Inversiones Dos Volcanes Limitada, Naviera Mocho Limitada, Inversiones Dos Volcanes Limitada C.P.A. and Naviera Inversiones Fausto Sociedad Anónima en Compandita Por Acciones, the limited partners of Ultranav. Pursuant to the Public Deed, as a result of such demerger, Ultranav Dos now holds the entire issued share capital of the Sellers that was previously held by Ultranav.

The foregoing description of the Public Deed is qualified in its entirety by reference to the Public Deed which is attached hereto as Exhibit 4.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

The Sellers (and Ultranav through the Sellers) acquired 21,202,671 Common Shares, in order to consummate the sale of the Targets (as defined in the Share Purchase Agreement attached hereto as Exhibit 2) to Navigator. Seller A acquired 20,672,604 Common Shares and Seller B acquired 530,067 Common Shares. When Ultranav assigned 100% of the shares of the Sellers to Ultranav Dos effective November 30, 2021, Ultranav Dos acquired beneficial ownership of the 21,202,671 Common Shares through the Sellers. Other than as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, and the right of Sellers to designate a total of two members of the board of directors of Navigator (provided that the Sellers maintain certain shareholding thresholds) and with limited registration and informational rights (as described in Item 6 below), Ultranav Dos does not have any plans or proposals which may relate to or would result in the items described in subsections (a) through (j) of Item 4 of Schedule 13D.

Ultranav Dos and the Sellers intend to continuously review their investment in Navigator, and may have had and may in the future have discussions with management, members of the board of directors and other shareholders of Navigator and may make suggestions and give advice to Navigator regarding measures and changes that would maximize shareholder value.  Such discussions and advice may concern Navigator’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that Ultranav Dos and the Sellers deem relevant to their investment in Navigator. In addition, the Reporting Persons may at any time acquire additional Common Shares (or other securities) of Navigator or dispose of any or all of their Common Shares, if any, in the open market or otherwise or engage in any hedging or similar transactions with respect to such Common Shares, depending upon its ongoing evaluation of their investment in such Common Shares, prevailing market conditions, other investment opportunities or other investment considerations.

ITEM 5. Interest in Securities of the Issuer

Item 5(c) is hereby amended and restated in its entirety as follows:

(c) Seller A is the direct beneficial owner of 20,672,604 Common Shares, representing approximately 26.8% of the Common Shares of Navigator. Seller B is the direct beneficial owner of 530,067 Common Shares, representing approximately 0.7% of the Common Shares of Navigator. Ultranav Dos is the indirect beneficial owner of 21,202,671 Common Shares of Navigator (in its capacity as 100% owner of the shares of the Sellers), representing approximately 27.5% of the Common Shares of Navigator. Other than as described in Item 4 above, none of the Reporting Persons have effected any transactions in connection with the Common Shares of Navigator.

All percentages are calculated based on 77,165,429 outstanding shares of common stock of Navigator Holdings Ltd., as confirmed by the American Stock Transfer & Trust Company, Navigator’s transfer agent, on June 13, 2022.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following after the last paragraph:

On November 30, 2021, pursuant to the Public Deed, the limited partners of Ultranav implemented a demerger after which certain assets and liabilities of Ultranav, including the total outstanding equity capital of Sellers, were held by Ultranav Dos.

ITEM 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
1	Joint Filing Agreement
2	Share Purchase Agreement, dated August 4, 2021, among Navigator Holdings Ltd., Ultranav International S.A., Ultranav Denmark ApS and Naviera Ultranav Limitada. (incorporated by reference to Exhibit 4.1 to Navigator Holdings Ltd.’s Current Report on Form 6-K, filed by Navigator Holdings Ltd. with the Securities and Exchange Commission on August 4, 2021 (File No. 001-36202)).
3	Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd., Ultranav International S.A. and Ultranav Denmark ApS. (incorporated by reference to Exhibit 4.3 to Navigator Holdings Ltd.’s Current Report on Form 6-K, filed by Navigator Holdings Ltd. with the Securities and Exchange Commission on August 4, 2021 (File No. 001-36202)).
4	Public Deed, dated November 30, 2021 – English translation from Spanish

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2022

NAVIERA ULTRANAV LIMITADA

By:	/s/ Francisco Larrain
Name: Francisco Larrain
Title: Chief Financial Officer

NAVIERA ULTRANAV DOS LIMITADA

By:	/s/ Francisco Larrain
Name: Francisco Larrain
Title: Chief Financial Officer

Ultranav International S.A.

By:	/s/ Francisco Larrain
Name: Francisco Larrain
Title: Director and Chief Financial Officer

Ultranav Denmark ApS

By:	/s/ Per Lange
Name: Per Lange
Title: Adm. Dir.